SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2022

Commission file number 001-14905

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm.

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm.

2

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN
ADMINISTRATOR: GENERAL RE CORPORATION

By:	/s/ Michael P. O’Dea
Michael P. O’Dea, Chief Financial Officer

Date: June 22, 2023

3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-70609 and 333-224221 on Form S-8 of our report dated June 22, 2023, relating to the financial statements and supplemental schedule of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries appearing in this Annual Report on Form 11-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 22, 2023

Employee Savings and Stock

Ownership Plan of General Re

Corporation and its Domestic

Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements

as of December 31, 2022, and 2021 and

for the Year Ended December 31, 2022

Supplemental Schedule

as of December 31, 2022

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in Table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 22, 2023

We have served as the auditor of the Plan since 2022.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022

	Allocated	Unallocated	Total
ASSETS:
Investments — at fair value:
Participant directed investments	$739,055,476	$—	$739,055,476
Nonparticipant directed investments — Berkshire B ESOP Fund	482,660,232	—	482,660,232

Total investments	1,221,715,708	—	1,221,715,708
Receivables:
Notes receivable from participants	4,002,956	—	4,002,956

Total receivables	4,002,956	—	4,002,956

NET ASSETS AVAILABLE FOR BENEFITS	$1,225,718,664	$—	$1,225,718,664

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021

	Allocated	Unallocated	Total
ASSETS:
Investments — at fair value:
Participant directed investments	$924,515,529	$—	$924,515,529
Nonparticipant directed investments — Berkshire B ESOP Fund	489,603,593	6,532,917	496,136,510

Total investments	1,414,119,122	6,532,917	1,420,652,039
Receivables:
Notes receivable from participants	3,997,885	—	3,997,885

Total receivables	3,997,885	—	3,997,885

Total assets	1,418,117,007	6,532,917	1,424,649,924
LIABILITIES:
Loan payable to General Re Corporation	—	50,196	50,196

NET ASSETS AVAILABLE FOR BENEFITS	$1,418,117,007	$6,482,721	$1,424,599,728

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$20,299,058	$—	$—	$20,299,058
Employer contributions - current year	—	—	52,824	52,824
- cash - match/deferred compensation	2,981,805	—	—	2,981,805
- Berkshire Hathaway Class B common stock purchased to fund ESOP benefit	—	246,764	—	246,764

Total contributions	23,280,863	246,764	52,824	23,580,451
Net appreciation (depreciation) in fair value of investments	(189,989,302)	15,891,511	123,455	(173,974,336)
Dividends	30,092,374	—	—	30,092,374
Interest income on notes receivable from participants	194,289	—	—	194,289
Interfund transfers	5,458,021	(5,458,021)	—	—
Allocation of 21,193 shares of Berkshire Hathaway	—	—	—	—
Class B common stock at fair value	—	6,466,012	(6,466,012)	—

Total additions	(130,963,755)	17,146,266	(6,289,733)	(120,107,222)

DEDUCTIONS:
Benefits paid to participants	54,161,665	24,089,627	—	78,251,292
Interest expense	—	—	2,628	2,628
Service fees	329,562	—	190,360	519,922

Total deductions	54,491,227	24,089,627	192,988	78,773,842

Decrease in Net Assets	(185,454,982)	(6,943,361)	(6,482,721)	(198,881,064)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	928,513,414	489,603,593	6,482,721	1,424,599,728

End of year	$743,058,432	$482,660,232	$—	$1,225,718,664

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering employees of General Re Corporation (“Gen Re”), and its Domestic Subsidiaries who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Gen Re is a wholly-owned subsidiary of Berkshire Hathaway Inc.

Employee Stock Ownership Plan – In July 1989, Gen Re established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, Gen Re. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of Gen Re (“Preferred Stock”), which was used as collateral for the Loan.

On December 21, 1998, Gen Re merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, Gen Re amended the original terms of the Loan. The revised agreement provided that any outstanding amount due on the Loan is payable upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required. As discussed further below, the Loan was repaid during 2022.

Effective January 21, 2010 Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and Gen Re. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

Effective December 31, 2017 the Plan was amended to include eligible employees of GEICO as a class of participants in the Plan and as a result the Plan changed its name to the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan. The intent of this amendment was to allow GEICO employees to become Plan participants and receive unallocated shares of Berkshire Common Stock for their annual profit sharing award. GEICO shares in the expenses and makes employer contributions to the ESOP Trust in return for shares to be released. Such payments were applied against the outstanding debt service of the Loan. After January 1, 2019 there were no further allocations to GEICO employees.

In December 2019, an amendment to the Plan was adopted providing that no new GEICO employees shall become participants in the Plan for Plan years beginning on or after January 1, 2019 (“the freeze”) and no GEICO contributions shall be made under the Plan with respect to services performed and compensation earned by the GEICO employees, that were formerly eligible to be Participants, for Plan years beginning on or after January 1, 2019. Therefore, there will be no further allocations to GEICO employees as they are no longer participants.

Effective as of June 1, 2020, the Plan was amended and restated to:

1)

discontinue the GEICO participation in the ESOP portion of the Plan so that the GEICO Companies’ were no longer participating employers in the Plan and to transfer assets under the ESOP attributable to employees of GEICO to the trust under the Revised Profit-Sharing Plan for the Employees of the Government Employees Companies (the “GEICO plan”), and,

2)	rename the Plan the “Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries”.

Effective June 1, 2020, the plan transferred assets of $331,211,204 to the GEICO plan, which represented participant account balances and forfeitures accumulated at that time related to former GEICO participants. The transferred assets included 1,545,644 shares of Berkshire Common Stock.

During 2022, the entirety of the remaining unallocated Berkshire Common Stock was utilized by the Plan. In addition, the Plan settled the remaining principal and interest balance on the Loan. The final unallocated shares were used to provide for the October 14, 2022 Gen Re contribution (refer to the Contributions section below) and were supplemented by an additional 924 shares of Berkshire Common Stock valued at $246,764 to satisfy the match requirement for that period. These additional shares were purchased on the open market by Gen Re and contributed to the Plan and allocated to participants. Contributions to participants were made in cash beginning with the October 31, 2022 payroll period and matching contributions will continue to be made in cash going forward.

Gen Re made a final cash contribution to the Plan in 2022 necessary to repay the Loan which allows for the allocation of Berkshire Common Stock to Plan participants. The Loan was guaranteed by the Plan sponsor. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

Gen Re has no rights against shares of Berkshire Common Stock once the shares are allocated to participants. During the year ended December 31, 2022, Gen Re contributed $52,824 to support the Plan’s debt service. The debt service included $2,628 of interest expense. The Loan balance was $0 and $50,196 at December 31, 2022 and 2021 respectively.

The Plan allocated 21,193 unallocated shares of Berkshire Common Stock to participants in 2022. Also in 2022, the Plan used 656 shares for fees, 94,800 shares were sold and retired from the Plan, and 1,174 shares were used from the forfeiture account toward Gen Re employer contributions. The ESOP account had a 3,306 share decrease in the supplemental share account due to benefit and loan activity. The Plan held 1,562,513 allocated shares and no unallocated shares of Berkshire Common Stock as of December 31, 2022. The Plan held 1,637,470 allocated shares and 21,849 unallocated shares as of December 31, 2021. As of December 31, 2022, the Plan also held 224,081 shares of Berkshire Common Stock via the Berkshire B Unitized Fund.

Contributions - The Plan allows Gen Re participants to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Such participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which, for tax-deferred contributions, was $20,500 for 2022. Gen Re participants who have attained age 50 before the end of the Plan year were eligible to make Catch-Up contributions up to $6,500 for 2022. Gen Re participant contributions may be allocated to certain mutual funds, a collective investment fund and the Berkshire B Unitized Stock Fund. Participants cannot contribute into the Berkshire B ESOP Fund. Gen Re contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary, except for United States Aviation Underwriters, Inc. (“USAU”) participants who are matched at 100% of a participant’s contribution up to 4 % of their base salary. In 2022, the Plan allocated $8,792,833 in matching contributions to Gen Re participants using shares of Berkshire Common Stock and cash.

The Plan allowed Gen Re to make additional discretionary contributions for USAU participants in 2022 based on age and salary through December 31, 2022. Such discretionary contributions ranged from 5% to 8% of salary. In 2022 the Plan contributed funds totaling $1,222,154 as there were no unallocated shares available for allocation at the time of the contribution. In 2021, the Plan allocated $1,195,256 in these discretionary contributions using shares of Berkshire Common Stock.

Gen Re participants are automatically enrolled at a 6% (4% for USAU participants) pre-tax deferral rate upon becoming eligible to participate in the Plan and may elect to change or discontinue deferrals at any time. Gen Re eligible employees who are not participating in the Plan as of the last payroll period ending before April 1st of any year will be automatically enrolled in the Plan at a 1% pre-tax deferral rate. Gen Re participants who contribute less than 6% (4% for USAU participants) of their compensation will automatically have their contribution rate increased by 1%, unless they affirmatively elect not to have their contribution rate increased.

Refer to the Interfund Transfers section for information on Gen Re participants’ rights to diversify contributions out of the Berkshire Common Stock.

Payment of Benefits - Upon termination, Gen Re participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan Document. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

Participant Accounts - Each Gen Re participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Gen Re contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Vesting - All Gen Re participant contributions vest immediately. Gen Re participants are not allowed to withdraw contribution amounts that have not been in their account for at least two years. While actively employed, participants become 50%, 75%, and 100% vested in the value of Gen Re contributions after two, three and four years, respectively, of Gen Re service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at Gen Re’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. During 2022 forfeitures totaled $134,160 and $320,406 of forfeitures were allocated to participant accounts. The Plan agreement also allows for forfeitures to pay for Plan expenses. In 2022, no forfeitures were used to pay for Plan expenses.

Interfund Transfers – Gen Re participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund at any time to any other participant directed funds offered in the Plan. This includes both Gen Re match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Notes Receivable from Participants - The Plan allows Gen Re participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Such loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are repayable over 6 to 60 months. The Plan also allows loans to Gen Re participants for purchases of principal residences, which are repayable over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans ranged between 4.25% and 7.25% in 2022 and 5.75% in 2021. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments through payroll deductions or directly by the participant. Notes receivable from participants are reflected as assets of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including risks related to pandemics and international conflicts, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions or directly from the participant, and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, which consist primarily of consulting and auditing fees, amounted to $190,360 for the year ended December 31, 2022.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2022 and 2021.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.

Berkshire Common Stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported on the active market on which the individual securities are traded. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Funds – At December 31, 2022, for Gen Re, this consists of the Managed Income Portfolio and the Fidelity Growth Company Pool, which are collective trust funds sponsored by Fidelity. The fair value of the collective trusts are measured at net asset value per share as reported by the fund manager. The net asset value is used as a practical expedient to estimate fair value. The redemption frequency is daily and there are no restrictions or notice period required. The Plan had no outstanding funding commitments to the collective trust fund as of December 31, 2022 and 2021.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2022 and 2021 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to Gen Re are not reported at fair value. Investments measured at net asset value as a practical expedient are not required to be classified according to the fair value hierarchy. Net asset value investments are included to permit reconciliation to the statement of net assets available for benefits. For the year ended December 31, 2022.

	2022 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$482,660,232	$482,660,232	$—	$—
Berkshire B Unitized Stock Fund - Stock	69,218,621	69,218,621	—	—
Berkshire B Unitized Stock Fund - Cash	839,007	—	839,007	—
Mutual Funds	517,223,833	517,223,833	—	—

Total assets in the fair value hierarchy	1,069,941,693	$1,069,102,686	$839,007	$—

Investments measured at net asset value per share	151,774,015

Total Investments	$1,221,715,708

	2021 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$496,136,510	$496,136,510	$—	$—
Berkshire B Unitized Stock Fund - Stock	64,957,157	64,957,157	—	—
Berkshire B Unitized Stock Fund - Cash	745,748	—	745,748	—
Mutual Funds	832,546,422	832,546,422	—	—

Total assets in the fair value hierarchy	1,394,385,837	$1,393,640,089	$745,748	$—

Investment measured at net asset value per share	26,266,202

Total Investments	$1,420,652,039

4.	PLAN TERMINATION

As noted in Note 1, effective June 1, 2020 the Plan was amended and restated. Gen Re intends to continue to operate the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the collective trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are considered parties in interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

The Plan has a revenue-sharing agreement whereby FMTC returns certain revenue sharing amounts to offset the Plan’s administrative expenses or allocate to participant accounts. Future Plan expenses can be paid from any excess remaining revenue sharing amounts.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $482,660,232 and $496,136,510 as of December 31, 2022 and 2021, respectively. The assets in the fund appreciated by $16,014,966 during 2022.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund have fair values of $70,057,628 and $65,702,905 as of December 31, 2022 and 2021, respectively. The stock investment portion of this fund appreciated in value during the year ended December 31, 2022 by $2,263,194.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of Gen Re and these officers and employees may also be participants of the Plan. Gen Re pays the salaries of these officers and employees on behalf of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Gen Re by a letter dated April 9, 2018 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

7.	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2022 through the date the financial statements were issued and no events requiring disclosure in or adjustment to the financial statements were noted.

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EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2022 - EIN# 06-1026471; Plan 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Separately Managed Funds:
*	Berkshire Hathaway	Gen Re Berkshire B ESOP Fund	$28,814,799	$482,660,232
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	69,218,621
		Berkshire B Unitized Stock Fund - Cash	**	839,007
	Mutual Funds:
*	Fidelity	S&P 500 Index	**	83,163,548
*	Fidelity	Government Institutional Fund	**	52,553,395
*	Fidelity	Balanced Fund	**	62,016,384
	Vanguard	Mid-Cap Index Fund	**	36,777,362
	Vanguard	Small-Cap Index Fund	**	29,718,646
*	Fidelity	Spartan US Bond Index Fund	**	22,886,878
*	Fidelity	Freedom Index 2025 IPR	**	20,909,256
	Neuberger Berman	Genesis Trust Fund	**	20,577,667
*	Fidelity	Freedom Index 2020 IPR	**	16,461,995
	Vanguard	Inflation Protected Fund	**	18,305,184
	American Funds	Capital World Growth & Income Fund	**	12,157,762
	PIMCO	High Yield Fund	**	13,716,796
	Vanguard	All World Index Fund	**	11,934,454
	American Beacon	Large-Cap Fund	**	15,778,169
*	Fidelity	Freedom Index 2030 IPR	**	20,792,043
*	Fidelity	Overseas Fund	**	11,236,702
*	Fidelity	Emerging Markets	**	11,886,406
*	Fidelity	Real Estate Fund	**	8,551,240
*	Fidelity	BlackRock Strategic Global Bond Fund K	**	6,419,806
*	Fidelity	Freedom Index 2035 IPR	**	16,011,948
*	Fidelity	Freedom Index 2040 IPR	**	14,327,425
*	Fidelity	Freedom Index 2015 IPR	**	2,875,106
*	Fidelity	Freedom Index 2050 IPR	**	7,400,588
*	Fidelity	Freedom Index 2010 IPR	**	380,677
*	Fidelity	Freedom Index 2060 IPR	**	1,155
*	Fidelity	Freedom Index Income IPR	**	383,241
	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio - Class II	**	24,243,490
*	Fidelity Management Trust Co.	Growth Company Pool	**	127,530,525
	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity through 2053 at interest rates from 4.25% to 10.50%)	**	4,002,956

	Total			$1,225,718,664

*	Party-in-interest
**	Cost information is not required for participant directed investments and, therefore, is not included.